UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

         In the Matter of

NATIONAL FUEL GAS COMPANY                                  FOURTH
NATIONAL FUEL GAS SUPPLY CORPORATION                       CERTIFICATE
NATIONAL FUEL RESOURCES, INC.                              PURSUANT TO
SENECA RESOURCES CORPORATION                               RULE 24
UPSTATE ENERGY INC.

File No. 70-9525
(Public Utility Holding Company Act of 1935)

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), and its subsidiary, Seneca Resources Corporation (“Seneca”), in the Application-Declaration on Form U-1, as amended, (“Application-Declaration”) in SEC File No. 70-9525, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission (“Commission”) (HCAR No. 35-27114 dated December 16, 1999) with respect thereto, as amended.

I.        Name and Purpose of Foreign Energy Affiliates
          Formed Or In Which Interests Were Acquired:

             During the quarter ended March 31, 2001 (“Quarter”), no new “Foreign Energy Affiliates” were acquired. National Fuel Exploration Corp. (“Exploration”), a wholly-owned subsidiary of Seneca Resources Corporation, continues to be the only “Foreign Energy Affiliate” in the National system.

II.        Foreign Energy Affiliate Financial Statements:

             The following exhibits are attached to and made a part of this Certificate:

                                    Exhibit A - Income Statement of Exploration for the quarter ended
                                                       March 31, 2001

                                    Exhibit B - Balance Sheet of Exploration as of March 31, 2001

III.        Description of Specific Activities:

             During the Quarter, Exploration continued to operate its oil and gas exploration and production business in Canada.

IV.        Percentage of Revenues Attributable to the Sale of Energy Commodities in Canada:

             During the Quarter, Exploration’s Canadian oil sales represented approximately 36.90% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of oil.

             During the Quarter, Exploration’s Canadian natural gas sales represented approximately 1.16% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of natural gas.

             IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 14th day of May, 2001.

                                         NATIONAL FUEL GAS COMPANY

                                         By:  /s/ P. C. Ackerman
                                            -----------------------------------
                                              P. C. Ackerman,
                                              President

                                         SENECA RESOURCES CORPORATION

                                         By:  /s/ J. A. Beck
                                            -----------------------------------
                                              J. A. Beck,
                                              President